AB 3/4

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2011 WASH, D.C. 211

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39029

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dominion Investor Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 NW ~~LOOP 410 SUITE 800~~
(No. and Street)

SAN ANTONIO (City) TEXAS (State) 78213 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CAMERON SHROPSHIRE 800-929-5667
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
HOLTMAN, WAGNER & COMPANY, L.L.P.
(Name – *if individual, state last, first, middle name*)

876 LOOP 337, BLDG 501 (Address) NEW BRAUNFELS (City) TX (State) 78130 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

[redacted]

11018316

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JP 3/9/2011

OATH OR AFFIRMATION

I, Rix C. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dominion Investor Services, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Officers, directors and principals may have individual or related accounts, none of which have any cross interest with the broker dealer, and all of which are fully disclosed.

Signature

President

Title

Notary Public

DEENA SAENZ
My Commission Expires
July 15, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of XXXXXXXXXXXXXXXXX Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOLTMAN, WAGNER & COMPANY, L.L.P.
Certified Public Accountants

876 Loop 337, Building 501
New Braunfels, Texas 78130
830-625-1182
Fax 830-625-1498

INDEPENDENT AUDITORS' REPORT

Board of Directors
Dominion Investor Services, Inc.

We have audited the accompanying statements of financial condition of Dominion Investor Services, Inc., (a wholly owned subsidiary of Dominion Financial Services, Inc.) as of December 31, 2010 and 2009, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the years then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dominion Investor Services, Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Holtman Wagner & Company LLP

Holtman, Wagner & Company, L.L.P.
February 9, 2011

This page left blank intentionally.

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Statements of Financial Condition
December 31, 2010 and 2009

	2010	2009
ASSETS		
Current assets:		
Cash and cash equivalents	$ 304,826	$ 182,313
Investments	149,975	199,975
Receivable from clearing organization	132,757	125,259
Receivable from other brokers and dealers	1,173	479
Accounts receivable, other	41,491	50,836
Prepaid expenses	61,846	68,688
Total current assets	**692,068**	**627,550**
Deposit with clearing organization	50,000	50,000
Fixed assets, net of accumulated depreciation	14,482	20,179
Total assets	**$ 756,550**	**$ 697,729**
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities:		
Accrued payroll and commissions	$ 205,098	$ 172,854
Accounts payable, other	26,268	22,294
Total current liabilities	**231,366**	**195,148**
Stockholder's equity:		
Common stock, $1 par value, 1,000,000 shares authorized, 1,465 shares issued and outstanding	1,465	1,465
Paid in capital	103,942	103,942
Retained earnings	419,777	397,174
Total stockholder's equity	**525,184**	**502,581**
Total liabilities and stockholder's equity	**$ 756,550**	**$ 697,729**

The accompanying notes are an integral part of the financial statements.

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Statements of Income
For the Years Ended December 31, 2010 and 2009

	2010	2009
REVENUES:		
Commissions	$ 3,710,170	$ 3,712,805
Managed account fees	935,723	720,888
Other income	192,295	187,588
Interest	44,297	60,793
Total revenues	**4,882,485**	**4,682,074**
EXPENSES:		
Commissions	3,618,702	3,314,237
Employee compensation and benefits	611,732	585,301
Clearing charges	235,579	299,133
General and administrative	174,848	194,736
Legal and professional	12,410	9,819
Rent	76,106	74,774
Communication	12,668	12,160
Other taxes	3,129	20,925
Depreciation	8,088	8,853
Bad debts and errors	6,620	-
Total expenses	**4,759,882**	**4,519,938**
Net income	**$ 122,603**	**$ 162,136**

The accompanying notes are an integral part of the financial statements.

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Statements of Changes in Stockholder's Equity
For the Years Ended December 31, 2010 and 2009

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance January 1, 2009	$ 1,465	$ 103,942	$ 545,610	$ 651,017
Dividends paid	-	-	(310,572)	(310,572)
Net income	-	-	162,136	162,136
Balance December 31, 2009	1,465	103,942	397,174	502,581
Dividends paid	-	-	(100,000)	(100,000)
Net income	-	-	122,603	122,603
Balance December 31, 2010	$ 1,465	$ 103,942	$ 419,777	$ 525,184

The accompanying notes are an integral part of the financial statements.

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Statements of Changes in Liabilities Subordinated
To the Claims of General Creditors
For the Years Ended December 31, 2010 and 2009

Subordinated liabilities at January 1, 2009	$	-
Increases		-
Decreases		-
Subordinated liabilities at December 31, 2009		-
Increases		-
Decreases		-
Subordinated liabilities at December 31, 2010	$	-

The accompanying notes are an integral part of the financial statements.

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Statements of Cash Flows
For the Years Ended December 31, 2010 and 2009

		2010		2009
Cash flows from operating activities:				
Net income	$	122,603	$	162,136
Adjustments to reconcile net income to net cash generated by operating activities:				
Depreciation		8,088		8,853
Changes in operating assets and liabilities:				
Decrease (increase) in receivable from clearing organization		(7,498)		24,733
Decrease (increase) in receivables from brokers and dealers		(694)		9,596
Decrease (increase) in accounts receivable		9,345		(7,905)
Decrease (increase) in prepaid expenses		6,842		17,471
(Decrease) increase in accrued payroll and commissions		32,244		(116,692)
(Decrease) increase in other accounts payable		3,974		(9,923)
Net cash generated by operating activities		**174,904**		**88,269**
Cash flows from investing activities:				
Gross proceeds from sale of investments		50,000		48,000
Purchase of fixed assets		(2,391)		(10,656)
Net cash provided (used) by investing activities		**47,609**		**37,344**
Cash flows from financing activities:				
Dividends paid to parent		(100,000)		(310,572)
Net cash used by financing activities		**(100,000)**		**(310,572)**
Net increase (decrease) in cash		**122,513**		**(184,959)**
Cash at beginning of year		182,313		367,272
Cash at end of year	$	**304,826**	$	**182,313**

The accompanying notes are an integral part of the financial statements.

This sheet is left blank intentionally.

Note 1-Summary of Significant Accounting Policies

Dominion Investor Services, Inc. (the Company) was formed on December 28, 1990 and is registered with the Financial Industry Regulatory Authority (FINRA). Its brokerage accounts are insured by the Securities Investors Protection Corporation (SIPC). The Company clears its securities transactions through First Southwest Company, a member of the New York Stock Exchange.

Reporting Entity:

Effective January 1, 2001, the parent company, Dominion Financial Services (DFS) elected under the Internal Revenue Code to be taxed as an S-Corporation. Under those provisions, DFS does not pay federal corporate income taxes on its income, rather its shareholders are liable for individual income tax on their proportionate share of DFS's taxable income. DFS has made an election with the Internal Revenue Service to treat the Company as a qualified Subchapter S Subsidiary. As a result, for federal tax law purposes, the Company's assets, liabilities, and items of income and deduction are treated as being owned by DFS. Only DFS is required to file a tax return and that return includes the Company's assets, liabilities, and items of income and deduction. These financial statements include only the accounts of Dominion Investor Services, Inc.

Commission Revenue:

Commission revenue is recognized as of the settlement date which is generally the third business day following the trade date.

Management's Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual amounts could differ from those estimates.

Date of Management's Review:

Subsequent events were evaluated through February 15, 2011, which is the date the financial statements were available to be issued.

Note 2-Cash and Cash Equivalents

For purposes of statements of cash flows, the Company considers all highly liquid investments, with an original maturity of three months or less, to be cash equivalents.

Note 3-Fair Value Measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell and asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy consists of three broad levels with Level 1 having the highest priority. The Company measures fair value using

Level 1 inputs for the investments because they generally provide the most reliable evidence of fair value. The fair value of certificates of deposits is based on quoted market prices at year-end. See Note 4 regarding investments.

Note 4-Investments

Investments are carried at cost which approximate market and consist of certificates of deposits totaling $149,975. The original maturities range from three to five years and the interest rates range from 2.35% to 3.8%.

Note 5-Deposits With Clearing Organizations

The Company entered into an agreement with a clearing organization, First Southwest Company, to execute and clear securities transactions. The agreement requires that a $50,000 non-interest bearing deposit be maintained by the clearing organization.

Note 6-Equipment

Equipment is stated at cost. Depreciation, for financial reporting purposes, is provided on the double declining balance and straight line methods over 5 to 7 years.

Changes in fixed assets are as follows:

	Furniture & Equipment	Accumulated Depreciation	Net Fixed Assets
Balance January 1, 2009	$ 277,541	$ 259,165	$ 18,376
Additions	10,656	8,853	1,803
Balance December 31, 2009	288,197	268,018	20,179
Additions	2,391	8,088	(5,697)
Balance December 31, 2010	$ 290,588	$ 276,106	$ 14,482

Note 7-Retirement Plan

The Company established a Simple Plan whereby the employees can elect to contribute through a payroll deduction. The Company will match up to 3% of the employees' earnings not to exceed their elective deferral amount. The Company's contribution to the plan was $16,232 and $16,497 for 2010 and 2009 respectively.

Note 8-Federal Income Taxes

Effective January 1, 2001, DFS elected under the Internal Revenue Code to be taxed as an S-Corporation and also elected to treat the Company as a Qualified Subchapter S Subsidiary of DFS. Under those provisions, DFS does not pay federal corporate income taxes on its income. As a Qualified Subchapter S subsidiary of DFS, the Company's income is reported on the DFS's tax return and its shareholders are

liable for individual income tax on their proportionate share of DFS's taxable income. These financial statements include only the accounts of Dominion Investor Services, Inc.

The Company is still liable for taxes on built-in gains if certain assets are sold that were held by the Company at the time that the S-Corporation election was made. Management has determined that there were no built-in gains at January 1, 2001.

Note 9-Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010, the Company had net capital of $340,082 which was $290,082 in excess of the required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio is .68 to 1.

Note 10-Lease Commitments

The Company has entered into a lease agreement for office space. The lease agreement calls for scheduled rent increases over the original lease term of sixty-two months. Rent expense is calculated using the straight-line method over the term of the lease. Future minimum lease payments are as follows:

December 31, 2011	$	70,625
December 31, 2012		5,885
	$	76,510

Rent expense was $76,106 in 2010 and $74,774 in 2009.

Note 11-Concentrations of Receivables and Deposits

First Southwest Company (FSW) clears trades for the Company and requires that a deposit of $50,000 be maintained at FSW for this service. The Company has other cash and investments deposited with FSW totaling $400,422. In addition, FSW owes the Company for certain December 2010 trades and other miscellaneous charges in the amount of $132,757.

Note 12-Related Party Transactions

The Company is involved in transactions with affiliated entities. The following represents assets, liabilities, revenues and expenses with related parties at and for the year ended December 31, 2010:

Receivable from affiliate (included in other receivables)	$	4,960
Commission payable to affiliate	$	5,240
Management fee income (included in managed account fees)	$	898,032
Commission expense	$	15,437

Note 13-Possession or Control Requirements

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3 (K) (2) (ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts; therefore, the Company does not have any possession or control of customer funds or securities. Further, our independent auditors have ascertained that the conditions of the exemptions were being complied with as of the date of the audit examination and no facts came to their attention to indicate that the exemption had not been complied with during the period of their examination.

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Computation of Net Capital Under SEC Rule 15c3-1
December 31, 2010

1 Total ownership equity from the statement of financial condition		$	525,184
2 Deduct ownership equity not allowable for net capital			-
3 Total ownership equity qualified for net capital			525,184
4 Add:			
A. Liabilities subordinated to the claims of general creditors Allowable for the computation of net capital			-
B. Other (deductions) or allowable credits			-
5 Total capital and allowable subordinated liabilities			525,184
6 Deductions and/or charges:			
A. Total non-allowable assets from the statement of financial condition:			
Receivables from brokers and dealers	$	(65,862)	
Other assets		(117,820)	(183,682)
B. Secured demand note deficiency			-
C. Commodity futures contracts and spot commodities-proprietary capital charges			-
D. Other deductions or charges			-
7 Other additions and/or allowable credits			-
8 Net capital before haircuts on security positions			341,502
9 Haircuts on securities (computed, where applicable, pursuant to 15c3-1f):			
A. Contractual securities commitments			-
B. Subordinated securities borrowings			-
C. Trading and investment securities:			
1 Exempted securities			-
2 Debt securites			-
3 Options			-
4 Other securities			(1,420)
D. Undue concentration			-
E. Other			-
10 Net capital		$	340,082

SCHEDULE I
(continued)

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Computation of Net Capital Under SEC Rule 15c3-1
December 31, 2010

Items included in the statement of financial condition:		
Accrued payroll and benefits	$	205,098
Other liabilities		26,268
Total aggregate indebtedness	$	231,366
Computation of basic net capital requirement		
Minimum net capital	$	50,000
Excess net capital at 1000%	$	316,946
Ratio: aggregate indebtedness to net capital		68%

Reconciliation of net capital to amount previously reported and before amended:

Net capital as previously reported and before amended	$	341,133
Audit adjustments		(1,051)
Net capital		340,082
Minimum requirement		(50,000)
Excess net capital	$	290,082

SCHEDULE I
(continued)

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Computation of Net Capital Under SEC Rule 15c3-1
December 31, 2010

Reconciliation of aggregate indebtedness to amount previously reported:

Aggregate indebtedness as previously reported	$	230,315
Audit adjustments		1,051
Aggregate indebtedness	$	231,366
Percentage of aggregate indebtedness to net capital as originally reported and amended		68%
Percentage of aggregate indebtedness to net capital as adjusted		68%

HOLTMAN, WAGNER & COMPANY, L.L.P.
Certified Public Accountants

876 Loop 337, Building 501
New Braunfels, Texas 78130
830-625-1182
Fax 830-625-1498

REPORT ON THE INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
Dominion Investor Services, Inc.

In planning and performing our audit of the financial statements of Dominion Investor Services, Inc. (a wholly owned subsidiary of Dominion Financial Services, Inc.) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Dominion Investor Services, Inc. including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for Securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System Securities under Section 8 of Federal Reserve Regulation T

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and thee practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future

periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purposes.

Holtman Wagner & Company LLP

Holtman, Wagner & Company, L.L.P.
February 9, 2011

HOLTMAN, WAGNER & COMPANY, L.L.P.
Certified Public Accountants

876 Loop 337 Building 501
New Braunfels, Texas 78130
830-625-1182
Fax 830-625-1498

Board of Directors
Dominion Investor Services, Inc.
1100 NW Loop 410, Suite 800
San Antonio, TX 78213

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1034, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation, Form SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010 which were agreed to by Dominion Investor Services, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authorities, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Dominion Investor Services, Inc.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with cash disbursement postings into the general ledger and copy of check noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with amounts reported in Form SIPC-7 for the nine months ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with Dominion Investor Services, Inc.'s Focus Reports and Income Statements, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in the Form SIPC-7 and in the related Focus Reports and Income Statements supporting the adjustments noting no differences;

5. Compared the amount of overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Holtman Wagner & Company LLP

Holtman, Wagner & Company, L.L.P.
February 22, 2011

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

039029 FINRA DEC
DOMINION INVESTOR SERVICES INC 19*19
1100 NW LOOP 410 STE 800
SAN ANTONIO TX 78213-2284

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 4,444

B. Less payment made with SIPC-6 filed (exclude interest) (2,168)
7/30/2010
Date Paid

C. Less prior overpayment applied (150)

D. Assessment balance due or (overpayment) 2,126

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,126

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,126

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dominion Investor Services, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 22nd day of February, 2011.

Vice-President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Jan 1, 2010 and ending Dec 31, 2010

Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,905,074
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,918,540
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	187,254
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	6,196
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 15,554	
Enter the greater of line (i) or (ii)	15,554
Total deductions	3,127,544
2d. SIPC Net Operating Revenues	$ 1,777,530
2e. General Assessment @ .0025	$ 4,444

(to page 1, line 2.A.)

DOMINION INVESTOR SERVICES, INC.

ANNUAL FINANCIAL REPORT

WITH

SUPPLEMENTAL INFORMATION

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

Holtman, Wagner & Company L.L.P.
Certified Public Accountants